Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
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TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NORMAL COURSE ISSUER BID

TSX: "TGL" & AMEX: "TGA"

CALGARY, Alberta – Thursday, May 10, 2007 – TransGlobe Energy Corporation ("TransGlobe" or the "Company") announced today that the Toronto Stock Exchange ("TSX") has accepted its Notice to Make a Normal Course Issuer Bid (the "Bid") to purchase, from time to time, as it considers advisable, up to 5,479,501 of its 59,662,439 currently issued and outstanding common shares (being no greater than 10% of the public float which public float is 54,795,010 common shares) on the open market through the facilities of the TSX. The price that TransGlobe will pay for any common shares under the Bid will be the prevailing market price on the TSX at the time of such purchase. Common shares acquired under the Bid will be cancelled. The Bid will commence on May 14, 2007 and will terminate on May 13, 2008 or such earlier time as the Bid is completed or terminated at the option of TransGlobe.

TransGlobe believes that from time to time the market price of common shares of TransGlobe may not reflect their underlying value and that, at such times, the purchase of common shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com